SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1 (b) (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(Amendment No.   5  )*

FirstMerit Corporation

(Name of Issuer)

Shares of Common Stock

(Title of Class of Securities)

318677 10 1

(CUSIP Number)

December 31, 2001

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[   ] Rule 13d-(c)

[   ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 318677 10 1	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

FirstMerit Corporation 34-1339938

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Ohio

NUMBER OF	5	SOLE VOTING POWER

SHARES		3,289,323

BENEFICIALLY	6	SHARED VOTING POWER

OWNED BY		23,251

EACH	7	SOLE DISPOSITIVE POWER

REPORTING		3,304,106

PERSON	8	SHARED DISPOSITIVE POWER

WITH		2,139,343

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,443,449

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	[ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.4%

12	TYPE OF REPORTING PERSON* HC

ITEM 1(A). NAME OF ISSUER.

     FirstMerit Corporation

ITEM 1(B). ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES.

     III Cascade Plaza, 7th Floor

     Akron, OH 44308

ITEM 2(A). NAME OF PERSON FILING.

     FirstMerit Corporation

ITEM 2(B). ADDRESS OF PRINCIPAL BUSINESS OFFICE.

     III Cascade Plaza, 7th Floor

     Akron, OH 44308

ITEM 2(C). PLACE OF ORGANIZATION:

     State of Ohio

ITEM 2(D). TITLE OF CLASS OF SECURITIES:

     Common Stock

ITEM 2 (E). CUSIP NUMBER:

     318677 10 1

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(B), OR 13d-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

(a) [ ] Broker or dealer registered under Section 15 of the Exchange Act;

(b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act;

(c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d) [ ] Investment company registered under Section 8 of the Investment Company Act;

(e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) [X] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

If this statement is filed pursuant to Rule 13d-1(c), check this box.   [   ]

ITEM 4. OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount of beneficially owned:	5,443,449 shares

(b)	Percent of class:	6.4%

(c)	Number of shares as to which such person has:

	(i) Sole power to vote or to direct the vote	3,289,323

	(ii) Shared power to vote or to direct the vote	23,251

	(iii) Sole power to dispose or to direct the disposition of	3,304,106

	(iv) Shared power to dispose or to direct the disposition of	2,139,343

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

     None

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARIES WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

     Identification: (A) FirstMerit Bank, N.A.

     Classification: (B) A Bank as defined by Section 3(A)(6) of the Act.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

     Not Applicable

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

     Not Applicable

ITEM 10. CERTIFICATION.

     The undersigned expressly declares that the filing of the Schedule 13G/A shall not be construed as an admission that the undersigned is, for purposes of Section 13(d) and 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this Schedule 13G/A.

     By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2002	By: /s/ Terry E. Patton

Terry E. Patton Senior Vice President, Secretary